EXHIBIT 12

Avnet, Inc.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Fiscal Years Ended

	June 27,	June 28,	June 29,		June 30,		July 2,
	2003 (1)	2002 (2)(3)	2001 (4)		2000 (5)		1999 (6)

	(Dollars in Thousands)
Income (loss) from continuing operations before income taxes	$(79,405)	$(120,813)	$87,252		$283,646		$385,140
Add fixed charges	128,923	148,790	211,621		109,186		73,555

Income as adjusted	$49,518	$27,977	$298,873		$392,832		$458,695

Fixed charges:
Interest on indebtedness	$104,851	$124,583	$191,895		$94,798		$62,591
Amortization of debt expense	7,951	7,750	4,408		1,125		449
Rents:
Portion of rents representative of the interest factor	16,121	16,457	15,318		13,263		10,515

Total fixed charges	$128,923	$148,790	$211,621		$109,186		$73,555

Ratio of earnings to fixed charges	*	*	1.4	x	3.6	x	6.2	x

Notes:

*	Earnings were deficient in covering fixed charges by $79.4 million and $120.8 million for the fiscal years ended June 27, 2003 and June 28, 2002, respectively.

(1)	The loss from continuing operations before income taxes includes the impact of incremental restructuring and other charges recorded in connection with Avnet’s continuing cost reduction initiatives. The charges related to (a) severance for workforce reductions, (b) reserves for non-cancelable lease obligations, write-downs of the carrying value of owned facilities and write-downs of owned assets located in the leased and owned facilities, all of which were identified by management to be consolidated into other existing Avnet facilities, and (c) costs related to write-offs of certain capitalized IT-related initiatives. The special charges amounted to $106.7 million pre-tax. The loss from continuing operations before income taxes also includes the impact of debt extinguishment costs associated with Avnet’s cash tender offers and repurchases completed during the third quarter of fiscal 2003 for $159.0 million of its 6.45% Notes due August 15, 2003 and $220.1 million of its 8.20% Notes due October 17, 2003. These charges totaled $13.5 million pre-tax.

(2)	The loss from continuing operations before income taxes includes the impact of incremental restructuring and other charges related to the write-down of certain assets acquired in the fiscal 2001 acquisition of Kent Electronics Corporation, net of certain recoveries of previous write-downs and reserves, and other charges taken in response to business conditions, including an impairment charge to write down certain investments in unconsolidated Internet-related businesses to their fair value and severance charges for workforce reductions announced during the fourth quarter of fiscal 2002. The net special charges amounted to $79.6 million pre-tax. Had such special charges not been included, earnings would have been deficient in covering fixed charges by $41.2 million on a pro forma basis.

(3)	The loss from continuing operations before income taxes excludes the impact of Avnet’s adoption of Statement of Financial Accounting Standards No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets,” on June 30, 2001, the first day of Avnet’s fiscal year 2002. SFAS 142, which requires that ratable amortization of goodwill be replaced with periodic tests for goodwill impairment, resulted in a transition impairment charge recorded by Avnet of $580.5 million. This charge is reflected as the cumulative change in accounting principle in the consolidated statements of operations. Including the cumulative effect of change in accounting principle, Avnet recorded a net loss of $664.9 million in the year ended June 28, 2002.

(4)	Income from continuing operations before income taxes includes the impact of incremental restructuring and other charges related to the acquisition and integration of Kent, which was accounted for as a pooling-of-interests, and other integration, reorganization and cost cutting initiatives taken in response to business conditions. The charges amounted to $327.5 million pre-tax. Had such special items not been included, the ratio of earnings to fixed charges for the year ended June 29, 2001 would have been 3.0x on a pro forma basis.

(5)	Income from continuing operations before income taxes includes the impact of incremental restructuring and other charges associated with: (a) the integration of Marshall Industries, Eurotronics B.V. and the SEI Macro Group into EM, (b) the integration of JBA Computer Solutions into CM North America, (c) the reorganization of EM Asia, (d) the reorganization of EM’s European warehousing operations, and (e) costs incurred in connection with certain litigation brought by Avnet. The total charges for fiscal 2000 amounted to $49.0 million pre-tax. Had such special items not been included, the ratio of earnings to fixed charges for the year ended June 30, 2000 would have been 4.0x on a pro forma basis.

(6)	Income from continuing operations before income taxes includes the net gain on exiting the printed catalog business recorded in the fourth quarter of fiscal 1999 offset by restructuring and other charges recorded in the first quarter associated with the reorganization of Avnet’s EM operations in Europe. The net positive effect on fiscal 1999 income before income taxes was $183.0 million. Had such special items not been included, the ratio of earnings to fixed charges for the year ended July 2, 1999 would have been 3.7x on a pro forma basis.